Exhibit 99.59

For Immediate Release	August 13, 2020

The Valens Company and Verse Cannabis Roll Out Vape Cartridges, CBD Oil, and Hydrocarbon-Derived Crumble in Various Provinces

Kelowna, B.C., August 13, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, today announced the rollout of various new products as part of a custom manufacturing agreement with Verse Cannabis (“Verse”), a group of innovators focused on bringing to market cutting-edge product formulations rooted in cannabinoid science. The new products have been released under each of the two Verse product lines, Verse Originals and Verse Concentrates, which aim to bring premium quality offerings to Canadian consumers at affordable prices.

The sativa-dominant Tropic Lemon 0.3g and 1g 510 thread vape cartridges are the first to launch under Verse Originals, a line of universal cannabis products offered at a great value. Crafted with botanical terpenes, the 0.3g value cartridges are now available in Alberta, with British Columbia, Ontario and Saskatchewan expected to follow, along with the launch of the 1g value cartridge in the coming weeks in Alberta, British Columbia and Ontario.

Additionally, the Verse Originals 1:20 CBD oil is expected to be available soon in Alberta, British Columbia and Ontario. Created using high quality extracts, the premium cannabis-derived CBD formula offers a subtle terpene profile with a citrus aroma. In partnership with Verse, The Valens Company will also produce and manufacture additional products for the Verse Originals product line, including drink drops, using SōRSE by Valens emulsion technology.

As one of the first entries into the Canadian market, the much-anticipated Verse 0.5g crumble is now available in Saskatchewan, with the 1g offering expected to be available in Alberta, Ontario and Saskatchewan in the coming weeks under the Verse Concentrates line, an ultra premium, curated collection of concentrates developed with experienced cannabis users at the forefront. Precisely created using hydrocarbon extraction, Verse crumble captures the essence of the indica-dominant White Rhino strain with its high THC potency and aromas and flavors of blueberries and mangos, green grapes and Thai Basil. The Valens Company’s commitment to building out the concentrates category in Canada is furthered by its hydrocarbon extraction capabilities. Through this exclusive extraction process, the delicate makeup of the cannabis plant is maintained allowing for the original combination of cannabinoids and terpenes to remain in the extracted oil, resulting in a refined and consistent end product.

“Canadian cannabis consumers have been eagerly waiting for more next-generation products to hit the shelves, and in partnership with Verse, we have come to deliver two unique product lines with both original and reimagined high- quality cannabis extracts and concentrates,” said Tyler Robson, Chief Executive Officer of The Valens Company. “Together with Verse, we aim to set a new industry standard for accessibility, quality, price point and value, all of which we have favourably captured through the brand’s innovative yet simple product offering that we are confident will meet a wide range of consumer needs.”

For more information on Verse, please visit https://versecannabis.com/.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

About Verse

Introducing Verse…

There is a clear need in the marketplace for Verse. On the one hand, beautifully branded and marketed flower- based brands line the shelves of cannabis stores nationwide. On the other hand, quality-obsessed craft products, fill the needs of those demanding more, but at a high price.

This is where the idea for Verse was born. An assortment of the highest quality cannabinoid-based Gen2 products accessible to all. A brand whose North Star would always be innovation and quality but values like realness and honesty would trump frills and gimmicks.

Like the verse of a song or poem, where creativity follows the rules of rhythm to become attractive to its listener, so does Verse, combining creative innovation with the rules of science to engineer extraordinary experiences for consumers.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

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Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www. thevalenscompany.com

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